CatAIlyst Inc.

(the "*Corporation*")

BYLAWS

ARTICLE I

Offices

1. Offices. The Corporation may have offices at such places, both within and without the State of Delaware, as the board of directors of the Corporation (the "*Board of Directors*") from time to time shall determine or the business of the Corporation may require.

ARTICLE II

Stockholders

1. Annual Meeting. The annual meeting of stockholders shall be held each year at the place, date and time determined by the Board of Directors or the President. The purposes for which the annual meeting is to be held, in addition to those prescribed by the Delaware General Corporation Law (the "DGCL"), by the Certificate of Incorporation (as may be amended or restated from time to time, the "*Certificate of Incorporation*") or by these Bylaws, may be specified by the Board of Directors or the President. If no annual meeting has been held in any fiscal year, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these Bylaws or otherwise all the force and effect of an annual meeting.

2. Special Meetings. Special meetings of stockholders may be called by the President, the Chief Executive Officer or by the Board of Directors. Upon written application of one or more stockholders who hold at least a majority in interest of the capital stock entitled to vote at a meeting of stockholders, special meetings shall be called by the Secretary, or in case of death, absence, incapacity or refusal of the Secretary, by any other officer of the Corporation. The call for the meeting shall state the place (if any), date, hour and purposes of the meeting. Only the purposes specified in the notice of special meeting shall be considered or dealt with at such special meeting.

3. Place of Meeting. Meetings of stockholders may be held at such place, either within or without the State of Delaware, as may be determined by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication. The Board of Directors may also, in its sole discretion, determine that stockholders and proxy holders may attend and participate by means of remote communication in a stockholder meeting held at a designated place. As to any meeting where attendance and participation by remote communication is authorized by the Board of Directors in its sole discretion (including any meeting held solely by remote communication), and subject to such guidelines and procedures as the Board of Directors

may adopt for any meeting, stockholders and proxy holders not physically present at such meeting shall be entitled to: (i) participate in such meeting, and (ii) be deemed present in person and vote at such meeting whether such meeting is to be held at a designated place or solely by means of remote communication, <u>provided</u> that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

4. <u>Notice of Meetings</u>. Except as otherwise provided by the DCCL or the Certificate of Incorporation, notice given in writing or by electronic transmission of each meeting of stockholders shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, such notice to specify the place, if any, date and hour and purpose or purposes of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission (in a manner consistent with the DGCL), and such notice shall be deemed to be given at the time, if delivered by electronic mail when directed to an electronic mail address at which the stockholder has consented to receive notice, and if delivered by any other form of electronic transmission, when directed to the stockholder. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived (i) in writing signed by the person entitled to notice thereof or (ii) by electronic transmission made by the person entitled to notice, either before or after such meeting. Notice of any meeting will be waived by any stockholder by his attendance thereat in person, by remote communication, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

5. <u>Quorum</u>. The holders of a majority of the voting power of all shares of capital stock issued, outstanding and entitled to vote at a meeting shall constitute a quorum. Any meeting may be adjourned from time to time by the holders of a majority of the votes properly cast upon the question, whether or not a quorum is present. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

6. <u>Voting and Proxies</u>. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation unless otherwise provided by the DGCL or by the Certificate of Incorporation. Stockholders may vote either in person or by written proxy or express directly or by written proxy their consent or dissent to a corporate action taken without a meeting, but no proxy shall be voted or acted upon after three

years from its date, unless the proxy provides for a longer period or is irrevocable and coupled with an interest. Proxies shall be filed with the secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

7. <u>Action at a Meeting</u>. When a quorum is present, any matter before the meeting shall be decided by vote of the holders of a majority of the voting power of the shares of stock voting on such matter except where a larger vote is required by the DGCL, by the Certificate of Incorporation or by these Bylaws. Any election of Directors by stockholders shall be determined by a plurality of the votes cast, except where a larger vote or different vote is required by the DGCL, by the Certificate of Incorporation or by these Bylaws. The Corporation shall not directly or indirectly vote any share of its own stock or stock held in treasury unless permitted by the DGCL; <u>provided</u>, <u>however</u>, that the Corporation may vote shares which it holds in a fiduciary or other capacity to the extent permitted by the DGCL.

8. <u>Action without a Meeting</u>. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted by the DGCL to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote (a) if a consent or consents thereto in writing setting forth the action so taken, shall be signed by the holders of all of the outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by first class mail, postage prepaid, or certified mail, return receipt requested (or other form of notice permitted by these Bylaws) or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book, or (b) by electronic transmission setting forth the action so taken made by the holders of all of the outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Every written consent or electronic transmission shall bear the date of signature or proper identity of the stockholder, respectively, and no written consent or electronic transmission shall be effective unless, within sixty (60) days of the earliest dated consent or electronic transmission delivered pursuant to these Bylaws, written consents signed, or electronic transmissions made, by a sufficient number of stockholders entitled to take action are delivered to the Corporation in the manner set forth in these Bylaws. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent or electronic transmission shall be given to those stockholders who have not consented in writing.

9. <u>Stockholder Lists</u>. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of record of each stockholder and the number of shares registered in the name of each stockholder; provided that such list shall not be required to contain the electronic mail address or other electronic contact information of any stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of

the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of electronic communication or if attendance at and participation in the meeting is permitted by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on or a reasonably acceptable electronic network, and the information required to access such list shall be provided with the notice of the meeting.

10. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of stockholders, the Chief Executive Officer or the President, or in his or her absence or inability to act, the person whom the Chief Executive Officer or President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary (or any Assistant Secretary) of the Corporation or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint as secretary of the meeting, shall act as Secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE III

Directors

1. Powers. The business of the Corporation shall be managed by or under the direction of a Board of Directors who may exercise all the powers of the Corporation except as otherwise provided by the DGCL, by the Certificate of Incorporation, or by these Bylaws. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by the DGCL, may exercise the powers of the full Board of Directors until the vacancy is filled.

2. Election and Qualification. Unless otherwise provided in the Certificate of Incorporation or in these Bylaws, the number of Directors which shall constitute the whole Board of Directors shall be determined by vote of the stockholders at the annual meeting. Directors need not be stockholders.

3. <u>Vacancies: Reduction of Board</u>. Unless otherwise provided in the Certificate of Incorporation or unless otherwise determined by vote of the stockholders, a majority of the Directors then in office, although less than a quorum, or a sole remaining Director, may fill vacancies in the Board of Directors occurring for any reason and newly-created directorships resulting from any increase in the authorized number of Directors. The Board of Directors may increase the number of Directors at any time and appoint persons to fill any newly-created directorships. Unless otherwise provided in the Certificate of Incorporation, in lieu of filling any such vacancy, the stockholders may reduce the number of Directors by action at any meeting of stockholders or by written consent in lieu if such meeting.

4. <u>Enlargement of the Board</u>. The Board of Directors may be enlarged by the stockholders at any meeting or by vote of a majority of the Directors then in office.

5. <u>Tenure</u>. Except as otherwise provided by the DGCL, by the Certificate of Incorporation or by these Bylaws, Directors shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal. Any Director may resign by delivering his written resignation to the Corporation by any means of notice provided in these Bylaws or the Certificate of Incorporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

6. <u>Removal</u>. To the extent permitted by the DGCL, a Director may be removed from office with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the election of such Director. A Director may be removed for cause only after reasonable notice and opportunity to be heard before the body proposing to remove him.

7. <u>Meetings</u>. Regular meetings of the Board of Directors may be held at such time, date and place (if any) as the Board of Directors may from time to time determine, but no less often than quarterly, at the headquarters of the Corporation (unless the Board of Directors shall select another location) or by conference telephone call. Special meetings of the Board of Directors may be called, orally or in writing, by the Chief Executive Officer, the President or by any Director (or the sole Director, as applicable), designating the time, date and place (if any) thereof on two (2) business days prior notice. Directors may participate in meetings of the Board of Directors by means of conference telephone or similar communications equipment by means of which all Directors participating in the meeting can hear each other, and participation in a meeting in accordance therewith shall constitute presence in person at such meeting.

8. <u>Notice of Meetings</u>. Notice of the time, date and place (if any) of all special meetings of the Board of Directors shall be given to each Director by the President, the Chief Executive Officer, the Secretary, or any Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the Directors calling the meeting. Notice shall be given to each Director in person or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph, facsimile transmission or PDF (portable document format), or by electronic mail or other electronic means, during normal business hours, at least two (2) business days in advance of the meeting. Notice need not be given to any Director if a written waiver of notice is executed by him before or after the meeting, or if communication with such Director is unlawful, and will be waived by any Director by attendance thereat, except when the Director attends the meeting for

the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

9. <u>Quorum</u>. At any meeting of the Board of Directors, a majority of the Directors then in office shall constitute a quorum.

10. <u>Action at Meeting</u>. At any meeting of the Board of Directors at which a quorum is present, a majority of the Directors present may take any action on behalf of the Board of Directors, unless otherwise provided by the DGCL, by the Certificate of Incorporation or by these Bylaws.

11. <u>Action without a Meeting</u>. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or committee thereof may be taken without a meeting if all members of the Board of Directors or committee thereof consent thereto in writing or by electronic transmission, and such writings or electronic transmissions are filed with the records of the meetings of the Board of Directors or committee thereof. Such filing may be in paper form if the minutes are maintained in paper form and may be in electronic form if the minutes are maintained in electronic form. The consents (and transmission thereof) shall be valid whether executed and delivered via electronic or facsimile transmission, PDF, hand delivery, or other means. Such consent shall be treated as a valid and proper vote of the Board of Directors or committee thereof for all purposes.

12. <u>Committees</u>. The Board of Directors, by vote of a majority of the Directors then in office, may establish one or more committees, each committee to consist of one or more Directors, and may delegate thereto some or all of its powers except those which by the DGCL, by the Certificate of Incorporation, or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but in the absence of such rules, its business shall be conducted so far as possible in the same manner as is provided in these Bylaws for the Board of Directors. All members of such committees shall hold their committee offices at the pleasure of the Board of Directors, and the Board may abolish any committee at any time. Each such committee shall report its action to the Board of Directors who shall have power to rescind any action of any committee, other than the Compensation Committee, without retroactive effect.

13. <u>Protection of Confidential Information; Recusal for Conflicts of Interest</u>. Each Director acknowledges that as part of his or her service to the Corporation and the exercise of his or her fiduciary duties on behalf of the Corporation, the Director may receive from the Corporation confidential information of the Corporation (and of its customers, strategic partners, joint venture partners, vendors and suppliers). This confidential information includes, without limitation, nonpublic financial information, business and market strategy reports and presentations, pricing information, development activities and new projects, material contracts, plans and strategies (including reports and presentations to the Board of Directors), invention disclosures, patentable and unpatentable inventions, technical specifications and information and other data, unpublished patent or invention disclosures, blueprints, marketing reports, technical specifications and data, and information on competitors of the Corporation and/or its strategic partners (whether in hard copy or electronic media). No Director shall use or disclose such

confidential information for any purpose other than to promote and serve the best interests of the Corporation and its stockholders. The executive officers and the Board of Directors may limit or restrict the information to be provided to any Director in order to protect sensitive or competitive information. A majority of the disinterested members of the Board of Directors shall have the right to exclude any Director from portions of meetings of the Board of Directors (or any Committee) or omit to provide the Director with certain information if such members of the Board of Directors believe in good faith and with the exercise of due care that such exclusion or omission is necessary (a) in order to preserve the Corporation's attorney-client privilege, (b) in order to fulfill the Corporation's obligations with respect to confidential or proprietary information of third parties, or to protect the confidentiality of unpatentable information or competitive business information of the Corporation (or its customers, strategic partners, joint venture partners, vendors and suppliers), or (c) because such meeting or information would include information, analyses or discussions which could pose a potential conflict of interest for the Director (or his or her affiliated organization or entity) and the business, operations, affairs or prospects of the Corporation.

ARTICLE IV

Officers

1. Enumeration. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Treasurer, a Secretary and such other officers, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

2. Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected bi-annually by the Board of Directors at their first meeting following the annual meeting of stockholders. Other officers may be chosen by the Board of Directors at such meeting or at any other meeting.

3. Qualification. No officer need be a stockholder or Director. Any two or more offices may be held by the same person.

4. Tenure. Except as otherwise provided by the Certificate of Incorporation or by these Bylaws, each of the officers of the Corporation shall hold his office until his successor is duly elected and qualified or until his earlier resignation or removal. Any officer may resign by delivering his written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

5. Removal. The Board of Directors may remove any officer with or without cause by a vote of a majority of the entire number of Directors then in office.

6. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

7. Chairman. The Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board

shall have such other powers and perform such other duties as the Board of Directors may from time to time designate.

8. <u>President and Vice Presidents</u>. The President may also be the Chief Executive Officer or chief operating officer of the Corporation and shall have general charge of its business operations, subject to the direction of the Board of Directors. In the absence of a Chairman, the President or the Chief Executive Officer shall preside, when present, at all meetings of stockholders and the Board of Directors. The Board of Directors shall have the authority to appoint a temporary presiding officer to serve at any meeting of the stockholders or Board of Directors if the President or the Chief Executive Officer is unable to do so for any reason.

Any Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers and responsibilities of, and be subject to all the restrictions upon, the President.

9. <u>Treasurer and Assistant Treasurers</u>. The Treasurer shall, subject to the direction of the Board of Directors, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide.

Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors may from time to time designate.

10. <u>Secretary and Assistant Secretaries</u>. The Secretary shall record the proceedings of all meetings of the stockholders and the Board of Directors in books kept for that purpose. In his absence from any such meeting, an Assistant Secretary, or if he is absent, a temporary secretary (Secretary Pro Tempore) chosen at the meeting, shall record the proceedings thereof.

The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation) and shall have such other duties and powers as may be designated from time to time by the Board of Directors or the President. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors may from time to time designate.

11. <u>Other Powers and Duties</u>. Subject to these Bylaws, each officer of the Corporation shall have in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as are customarily incident to his office, and such duties and powers as may be designated from time to time by the Board of Directors, the President or the Chief Executive Officer .

ARTICLE V

Capital Stock

1. <u>Certificates of Stock</u>. Unless the Board of Directors has provided by resolution that some or all of any or all classes or series of stock of the Corporation shall be uncertificated shares, each stockholder shall be entitled to a certificate of stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairperson or Vice-Chairperson of the Board of Directors or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Such signatures may be delivered by facsimile or electronic transmission. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by the DGCL or regulation. The Corporation shall, at the option of the Board of Directors or as otherwise stated in the Certificate of Incorporation, be permitted to issue fractional shares.

2. <u>Transfers</u>. Subject to the discretion of the Board of Directors and any restrictions on transfer set forth in these Bylaws (such as Article VII), shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor, properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. The restrictions on transfer in these Bylaws shall not apply at such time as the Corporation becomes a publicly-traded corporation.

3. <u>Record Holders</u>. Except as may otherwise be required by the DGCL, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws, the DGCL or the Certificate of Incorporation. It shall be the duty of each stockholder to notify the Corporation of his post office address.

4. <u>Record Date</u>. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date on which it is established, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, more than ten (10) days after the date on which the resolution fixing the record date for stockholder consent without a meeting is established, nor more than sixty (60)

days prior to any other action. In such case, only stockholders of record on such record date shall be so entitled notwithstanding any transfer of stock on the books of the Corporation after the record date.

If no record date is fixed, (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the state of Delaware, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and (c) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

5. <u>Replacement of Certificates</u>. In case of the alleged loss, destruction or mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe, including an indemnity of the Corporation in the event of any lost, stolen, mutilated or destroyed certificate.


ARTICLE VI

Indemnification


1. <u>Indemnification of Directors and Officers</u>. In addition to and not in conflict of the indemnification provisions of the Certificate of Incorporation, the Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL and the Certificate of Incorporation, any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, and whether by or in the right of the Corporation, its stockholders, a third party or otherwise (any of the foregoing, a "*Proceeding*"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a Director or officer of the Corporation, or is or was a Director or officer of the Corporation serving at its request as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of such Proceeding is alleged action in an official capacity as a Director, officer or trustee or in any other capacity while serving as a Director, officer or trustee, against all expense (including, but not limited to, attorneys' fees), liability, loss, judgments, fines, excise taxes, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding, including expenses incurred in seeking such indemnification. In addition, the Corporation shall grant such indemnification to each of its Directors and officers with respect to any matter in a Proceeding as to which his liability is limited pursuant to the Certificate of Incorporation of the Corporation. However, such indemnification shall exclude (i) indemnification with respect to any improper personal benefit which a Director or officer is determined to have received and of the expenses of defending against an improper personal benefit claim unless the Director or officer is successful on the merits in said defense, (ii) but shall specifically include

indemnification of present or former officers, Directors, employees or agents of a constituent corporation absorbed in a merger or consolidation transaction with this Corporation with respect to their activities prior to said transaction. Such indemnification shall include prompt payment of expenses reasonably incurred by a Director or officer in defending a Proceeding in advance of the final disposition of such Proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay such amounts if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation under this Article, which undertaking shall be an unsecured general obligation of the Director or officer and may be accepted without regard to his or her ability to make repayment.

2. <u>Right of Indemnitee to Bring Suit</u>. If a claim under this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by the DGCL, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Furthermore, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Directors who are not parties to such action, a committee of such Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Directors who are not parties to such action, a committee of such Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

Notwithstanding anything contained to the contrary in these Bylaws, no potential indemnitee shall be entitled to advancement of expenses under these Bylaws, unless authorized by a majority of the disinterested members of the Board of Directors, in any action involving a Proceeding by the Corporation directly against the indemnitee where the Corporation is seeking damages against the indemnitee for any claim by the Corporation against the indemnitee involving a breach of fiduciary duty of the indemnitee to the Corporation, or gross negligence, bad faith, intentional or reckless misconduct, unlawful conduct or other forms of misconduct by the indemnitee.

3. <u>Indemnification of Employees and Agents</u>. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to an advancement of expenses, pursuant to the provisions of this Article, to any person who was or is a party or is threatened to be made a party to or is otherwise involved in any Proceeding by reason of the fact that he is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation, as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

4. <u>Nature of Indemnification Rights</u>. The indemnification rights provided in this Article shall be a contract right and shall not be deemed exclusive of any other rights to which any person, whether or not entitled to be indemnified hereunder, may be entitled by the DGCL or under any bylaw, agreement, vote of stockholders or Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of such a person. A Director or officer shall be entitled to the benefit of any amendment of the DGCL which enlarges indemnification rights hereunder, but any such amendment which adversely affects indemnification rights with respect to prior activities shall not apply to him without his written consent unless otherwise required by the DGCL. Each person who is or becomes a Director or officer of the Corporation shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article.

5. <u>Amendment</u>. The provisions of this Article may be amended as provided in this Article and these Bylaws; <u>provided</u>, <u>however</u>, no amendment or repeal of such provisions which adversely affects the rights of a Director or officer under this Article with respect to his acts or omissions prior to such amendment or repeal, shall apply to him without his written consent.


ARTICLE VII

Restrictions on Transfers


1. <u>General Restrictions on Transfers</u>. While the Corporation is not a publicly-traded corporation, except as expressly approved by the Board of Directors, no shares of capital stock shall be sold, exchanged, assigned, transferred, gifted, distributed, bequeathed, encumbered, pledged, hypothecated or otherwise disposed of (directly or indirectly through an agent, executor, heir, administrator, trustee, receiver, conservator or other representative), including by operation of law (including upon death, dissolution of marriage, bankruptcy, legal incapacity or otherwise), except as otherwise provided in these Bylaws, including Section 2 of this Article. The Board of Directors, in its sole discretion, may waive any prohibition on any specific transfer or other disposition, may impose reasonable restrictions on any permitted transfer or disposition, or may waive the transfer or disposition but subject to certain other provisions of these Bylaws. Any permitted transferee shall receive the transferred shares subject to all provisions of these Bylaws, and as a condition to such transfer or disposition, the Corporation may request that the transferee acknowledge acceptance and agreement to these Bylaws.

Any transfer of shares in violation of any provisions of these Bylaws shall be null and void and ineffective to transfer such shares and shall not be binding upon or be recognized by the Corporation and any such transferee shall not be treated as or deemed to be a stockholder for any purpose. In addition to and not in limitation of any other legal or equitable remedies which it may have, the Corporation and any of its stockholders may enforce its rights hereunder by actions for specific performance. The Board of Directors may in good faith and with a proper corporate purpose waive, modify, supplement or otherwise amend the application of the provisions of this Article in any individual instance.

2. Permitted Transfers. Notwithstanding the general restrictions against transfer imposed under Section 1 above, the following will be deemed to be "*Permitted Transfers*" and may be made without triggering the Corporation's right of first refusal set forth under this Article; *provided that*, prior to any such Permitted Transfer, the proposed recipient of the shares of capital stock to be transferred (the "*Permitted Transferee*") agrees, in writing, to be bound by the terms and conditions set forth in these Bylaws: (i) transfers of shares between a stockholder and his or her spouse or issue, or the trustees of a trust (or other estate planning vehicle) in which the stockholder or such spouse or issue has the principal beneficial interest; (ii) transfers of shares between the stockholder and the stockholder's guardian or conservator; (iii) transfers of shares to the stockholder's executor, administrator or other representative upon the stockholder's death, disability or incapacity; (iv) transfers of shares by a stockholder that is a partnership, limited liability company, a corporation or a fund: (a) to a partner of such partnership, a member of such limited liability company or stockholder of such corporation or other type of entity, (b) to an affiliate of such partnership, limited liability company, corporation or other type of entity, (c) to a retired partner of such partnership or a retired member of such limited liability company, corporation or other type of entity, (d) to the trust or estate (or other estate planning vehicle) in of any such partner, member or stockholder, and (e) pursuant to a sale, disposition, transfer or other hypothecation by that stockholder of its portfolio securities to a third party where the primary purpose of such disposition is to effect or achieve liquidity by the stockholder through the sale of substantially all of the portfolio securities held by that stockholder entity, and such sale involves the sale, disposition, transfer or other hypothecation by that stockholder of more than two (2) securities of more than two (2) portfolio companies (including the Corporation); and (v) transfers of shares between stockholders (but only if such transfer is first permitted and approved by the Board of Directors).

All such Permitted Transferees shall receive such transferred shares subject to all of the provisions and restrictions of these Bylaws. Notwithstanding anything to the contrary in these Bylaws, no transfer or other disposition of shares may be made to an enterprise deemed by the Corporation to be a competitor of the Corporation, as determined in good faith by the Board of Directors, or to an individual directly or indirectly affiliated with such an enterprise and any such transfer shall be void *ab initio*, and the shares of stock transferred to such competitor or individual shall be cancelled on the books, records and stock ledger of the Corporation.

3. Restrictions Applicable to Future Issuances. The restrictions on transfer set forth in this Article shall not only apply to the shares of capital stock presently issued and outstanding but shall also extend to and include all shares of capital stock hereafter acquired by a stockholder or to which the stockholder becomes entitled in the future by reason of his, her or its ownership of shares or securities convertible into or exchangeable for shares of any class or series of capital stock (whether currently held and/or hereafter acquired), or by way of stock dividends, stock split or otherwise.

4. Termination of Restrictions. The restrictions on transfer set forth in these Bylaws

shall terminate upon the occurrence of any of the following events: (a) the liquidation, dissolution, bankruptcy or insolvency of the Corporation; or (b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale, lease, transfer or other disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation and the holders of the Corporation's shares of capital stock outstanding immediately prior to such sale, lease, transfer or other disposition continue to represent at least a majority, by voting power, of the equity securities of the Corporation immediately following such sale, lease, transfer or other disposition, (c) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) the parent of such surviving or resulting party if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation; or (d) whenever there shall be a public market for the shares of Common Stock (or any securities issued in exchange for the shares of Common Stock). The restrictions in this Article shall also terminate when the Corporation becomes a publicly-traded corporation.

ARTICLE VIII

Right of First Refusal

1. <u>Right of First Refusal and Offer to the Corporation</u>. In the event a stockholder desires to transfer shares of capital stock to a third party (other than as permitted by Article VII, Section 2), before making or attempting the transfer of any share, the stockholder shall offer such shares to the Corporation for purchase by it in the manner and upon the terms set forth in this Article (the "*Offer*"). The Offer shall state the name and address of the proposed recipient (the "*Offeree*") and the price or consideration, if any, to be paid by such Offeree for the shares (the "*Offered Shares*") and the terms of the proposed offer. The stockholder shall transmit the Offer as promptly as possible to the Corporation (time being of the essence). The Corporation may assign all or a portion of its right to purchase the Offered Shares to other stockholders of the Corporation or to third parties, in the discretion of the Board of Directors. The Board of Directors may in good faith and with a proper corporate purpose waive, modify, supplement or otherwise amend the application of the provisions of this Article VIII in any individual instance.

2. <u>Acceptance by the Corporation</u>. The Corporation shall have the assignable right, at any time within sixty (60) days after receipt of the Offer, to elect to accept the same by so notifying the stockholder attempting to transfer shares of capital stock (the "*Offeror*") in a writing setting forth its acceptance of the Offer. The price at which the Corporation shall purchase, and at which the stockholder shall sell, the shares shall be the price stated in the Offer;

provided, however, that such Offer is a bona fide offer. If the Offer is not a bona fide Offer, as determined by the Board of Directors in its reasonable discretion, the price shall be the fair market value of the shares of capital stock as determined in accordance with Article IX, Section 3 (the "*Fair Market Value*").

      3.   Completion of Transfers to the Offeree. If the Corporation fails to elect to purchase the Offered Shares, or having accepted, shall fail to purchase such shares pursuant to the terms of these Bylaws, the Offeror may, prior to the expiration of sixty (60) days from the date of notice by the Corporation, complete the transfer specified in the Offer with the Offeree named in the Offer (and no other) on the terms set forth therein. After the expiration of said sixty (60) days, the stockholder may not transfer the Offered Shares to the Offeree without again offering the Offered Shares to the Corporation for purchase by it hereunder.   It shall be a condition to the completion of any transfers completed under this Article that the Offeree agrees, in writing, to be bound by the terms and conditions set forth in these Bylaws.

ARTICLE IX

Repurchase Rights

      1.   Repurchase Rights at Fair Market Value.   Upon the occurrence of any of the following events with respect to any stockholder, the Corporation shall have the continuing right (but not the obligation) to purchase all of the shares held by the stockholder and the stockholder's Permitted Transferees at a price equal to the Fair Market Value of the shares at the time of the event: (a) the stockholder dies or becomes disabled; (b) the stockholder files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver or makes an assignment for the benefit of creditors; (c) the stockholder is subjected involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest with respect to such stockholder's shares and such involuntary petition or assignment or attachment is not discharged within sixty (60) days after its date; (d) the stockholder is subject to a transfer of such stockholder's shares by operation of law (other than as a result of the stockholder's death, incapacity or disability); or (e) the stockholder is subject to divorce or similar proceedings and the stockholder is required to forfeit or transfer to the counterparty in such proceedings any shares of stock of the Corporation. In connection with the Corporation's repurchase rights under this Article, the stockholder, and the stockholder on behalf of the stockholder's Permitted Transferees, agrees that such Permitted Transferees shall be obligated to sell to the Corporation all shares transferred to them from the stockholder. Any action of the Corporation in electing to purchase or in purchasing or in requiring the sale to it of any shares under these Bylaws, or in paying for such shares or in waiving any provisions of these Bylaws, or in any other matter referred to in these Bylaws, shall require, and may be effected by, a vote of the Board of Directors. The Board of Directors may in good faith and with a proper corporate purpose waive, modify, supplement or otherwise amend the application of the provisions of this Article in any individual instance.

      2.   Repurchase Rights at Original Purchase Price in the Event of Termination for Cause. The Corporation shall have the following right, but not the obligation, to repurchase shares of capital stock held by any stockholder. Such right of repurchase shall be predicated upon: (i) a termination of the employment or any consulting engagement or advisory role of a stockholder for "Cause" (as defined herein), or (ii) any acts committed by a stockholder (whether or not in a

service relationship with the Corporation). The Corporation shall have the continuing right (but not the obligation) to purchase all of the shares held by the stockholder and the stockholder's Permitted Transferees at a price equal to the original purchase price of the shares (or in the case of shares of capital stock acquired through an exercise of a stock option, at the exercise price of such option).

For purposes of these Bylaws, "*Cause*" is defined as (i) a stockholder's failure to perform his assigned duties or responsibilities   after notice thereof from the Corporation's Board of Directors or its President and/or Chief Executive Officer describing the failure to perform such duties or responsibilities and providing the stockholder thirty (30) days to remedy such failure; (ii) the stockholder's engaging in any act of dishonesty, breach of fiduciary duty as an officer or Director of the Corporation, fraud or misrepresentation in connection with services to the Corporation; (iii) the stockholder's violation of any federal or state law or regulation applicable to the business of the Corporation which results in material damage or injury to the Corporation; (iv) the stockholder's breach of any noncompetition or nonsolicitation covenant, confidentiality agreement or invention assignment agreement between the stockholder and the Corporation (or any strategic partner, customer, supplier or vendor of the Corporation); (v) a conviction of, a plea of guilty or *nolo contendere* to, or confession of guilt of, a felony, either in connection with the performance of the stockholder's obligations to the Corporation, or which materially and adversely affects the stockholder's ability to perform such obligations, or which otherwise materially and adversely affects the business activities, reputation, goodwill or image of the Corporation; (vi) reckless, intentional or willful misconduct or gross negligence of the stockholder in connection with the performance of assigned duties, or breach of the material terms of employment or consultancy after a written notice and a ten-day opportunity to cure, if curable, as determined in the sole discretion of the Board of Directors; (vii) a breach of fiduciary duty as an officer (or Director, if applicable) of the Corporation; (viii) the commission of an act of fraud, embezzlement or deliberate disregard of the rules or policies of the Corporation which results in material verifiable loss, damage or injury to the Corporation, or otherwise materially adversely affects the business activities, reputation, goodwill or image of the Corporation; (ix) the unauthorized disclosure by the stockholder of any trade secret or confidential information of the Corporation or any of its strategic partners, customers, suppliers or vendors, which results in material damage or injury to the Corporation, or otherwise materially adversely affects the business activities, reputation, goodwill or image of the Corporation or its strategic partners, customers, suppliers or vendors; or (x) the unauthorized use of any illegal substances or other abuse of substances (whether legal or illegal) which results in material damage or injury to the Corporation, or otherwise materially adversely affects the business activities, reputation, goodwill or image of the Corporation or its clients or customers. Except for a violation involving clause (ix) above, the foregoing "Cause" definitions shall apply in the case of any stockholder who is also performing services for the Corporation, whether as an employee or officer of, or advisor or consultant to, the Corporation.

3. <u>Fair Market Value Determined by Board</u>. For purposes of any repurchase of shares under these Bylaws, the Fair Market Value of the shares shall be equal to the fair market value of the Corporation's capital stock, as determined from time to time, in good faith, by the Board of Directors in its sole discretion. Any determination of Fair Market Value by the Board of Directors in accordance with this Article IX, Section 3, shall, absent any action by the Board of Directors to modify such determination, remain in effect for a period of three (3) months unless there is a public trading market for the Corporation's shares or unless the circumstances

involving the Corporation are subject to a material change.

For purposes of determining Fair Market Value, the factors which the Board of Directors may consider and deem relevant may include, without limitation, recent sale and offer prices of the capital stock of the Corporation in private transactions negotiated at arm's length or in public trading markets for the Corporation's capital stock if any public trading market(s) exist; recent valuations of the capital stock undertaken for IRS 409A or financial statement or other valuation purposes; revenues and operating earnings of the Corporation for the most recent twelve-month period; projected revenues and operating earnings of the Corporation for the next twelve-month period; positive cash flows, if any, of the Corporation, discounted to present value; the nature and timing of any product releases, product orders and product shipments; generation of significant orders, cash flow from operations, or consummation of relationships with strategic partners; the book value of the Corporation's assets as recorded on the most recently prepared balance sheet of the Corporation; the price/earnings multiples of comparable publicly-traded companies, discounted for the illiquidity and lack of marketability associated with the Corporation's status as a private company for so long as such status applies; a comparison of the ratios of revenues-to-equity value and revenues-to- EBITDA involved in acquisitions of comparable companies; and appropriate consideration of the senior rights, preferences and privileges of all outstanding indebtedness or of any series of preferred stock outstanding in relation to other series of outstanding preferred stock; and other pertinent factors determined by the Board of Directors to be relevant to increasing the Enterprise Value of the Corporation and the Fair Market Value of any shares of capital stock in relation to such Enterprise Value, but excluding discounts for minority holdings and the impact of any redemption of capital stock on the future working capital needs and operations of the Corporation, as determined in good faith by the Board of Directors. "*Enterprise Value*" shall be the price which could be obtained for the sale or transfer to an unrelated third party of one hundred percent (100%) of the equity interests in the Corporation on a consolidated basis if the Corporation were sold to a willing buyer by a willing seller in a single arm's-length transaction.

4   Appraisal. If no determination of Fair Market Value pursuant to Section 3 is in effect, and the parties to a proposed transaction cannot agree upon the Fair Market Value of the shares of capital stock, Fair Market Value may be determined by appraisal, as determined by the Board of Directors. The cost of the appraisal shall be borne by the stockholder if the stockholder disagrees with the Board of Director's determination of Fair Market Value and/or Enterprise Value. In such case, the parties to a proposed transfer shall appoint an appraiser; provided that, if the parties are unable to agree on an appraiser within sixty (60) days, an appraiser having relevant industry experience shall be appointed by the American Arbitration Association or a similar dispute resolution body approved by the Board of Directors, located in Boston, Massachusetts. The appraiser shall proceed to determine Fair Market Value as of a convenient date selected by it, and such determination shall be final and binding upon all parties. For purposes of any appraisal under this Article IX, Section 4, the Fair Market Value shall be the price per share that a ready, willing and able buyer would pay to a ready, willing and able seller in a *bona fide* transaction negotiated at arm's length, where neither party is under any compulsion to buy or sell and each party is in possession of all relevant material information, considering all material relevant factors affecting the value of such shares at the date of determination, including, but not limited to, the impact of any minority interest and/or other applicable discount factors. The Corporation shall promptly furnish to the appraiser such financial and other information as the appraiser may reasonably request. The appraiser shall promptly notify the

Corporation and the parties to the proposed transfer in writing of its final determination of Fair Market Value and Enterprise Value.

ARTICLE X

Drag Along Rights

1. <u>Approval and Notice of Acquisition</u>.   If the Board of Directors approves an Acquisition (as defined below) of the Corporation and recommends such Acquisition to the stockholders, and stockholders holding a majority of the outstanding shares of capital stock of the Corporation approve the Acquisition, then the following principles shall apply.   The Corporation shall send each stockholder notice of such Acquisition at least five (5) business days prior to the closing date of the Acquisition, along with the Board of Directors' recommendation as to the merits of the Acquisition.   The notice shall include a reasonably detailed description of the Acquisition, including the proposed time and place of closing, the consideration to be received by the Corporation's stockholders, and any other material terms.   An "<u>Acquisition</u>" shall mean a change of control of the Corporation pursuant to which a *bona fide*, unaffiliated third party proposes to acquire in one or a series of related transactions all or substantially all of the assets, or all or substantially all of the capital stock, of the Corporation, whether by purchase, lease, merger, consolidation, reorganization, asset sale, share exchange, share purchase, exclusive license, business combination or otherwise in a transaction otherwise determined by the Board of Directors to be deemed an "Acquisition" for purposes of this Article. An Acquisition shall also mean a transaction of the type described in Article VII, Section 4, clauses (b) and (c). Those stockholders holding a majority of the outstanding shares of capital stock of the Corporation and entitled to vote on such Acquisition and also approving the Acquisition (as determined in accordance with the voting power of each class or series of capital stock, as set forth in the Certificate of Incorporation) shall be deemed "<u>Approving Stockholders</u>." Those stockholders who are not Approving Stockholders shall be deemed "<u>Remaining Stockholders</u>."

2. <u>Drag Along Principles</u>.   In connection with the closing of the Acquisition, the Remaining Stockholders shall (x) consent to, vote for and raise no objections to the Acquisition, and (y) waive any dissenters rights, appraisal rights or similar rights, if any, in connection with the Acquisition. If the Acquisition is structured as a sale of the capital stock of the Corporation, the Remaining Stockholders shall agree to sell all of their shares of capital stock of the Corporation on the same terms and conditions approved by the Board of Directors and the Approving Stockholders. The Remaining Stockholders shall take all reasonably necessary and desirable actions requested by the Board of Directors and the Approving Stockholders in connection with the consummation of the Acquisition, including, without limitation, the execution of such agreements and such instruments (collectively, the "<u>Sale Documents</u>") and other actions reasonably necessary to (x) effectuate the Acquisition, including (only in the case that a third party requires both the Corporation and all of the Approving Stockholders and the Remaining Stockholders to individually sign such Sale Documents) making such customary representations, warranties, indemnities, covenants, conditions, escrow agreements and other customary agreements relating to such Acquisition (<u>provided</u> that any Stockholder's aggregate liability pursuant to the Sale Documents or otherwise in connection with the Acquisition shall be limited to the value of the consideration received by such Stockholder in the Acquisition), and (y) effectuate the agreed-upon allocation and distribution of the aggregate consideration received upon the Acquisition.

3.   Appointment of Proxy. Each stockholder hereby irrevocably appoints, for so long as the provisions of Sections 1 and 2 of this Article remain in effect, a person designated by the vote or consent of the Board of Directors as such stockholder's attorney and proxy with full power of substitution to vote and otherwise act (by written consent or otherwise) with respect to the shares of capital stock of the Corporation owned by such Stockholder, solely on the matters and in the manner specified in Sections 1 and 2 of this Article. THE PROXY AND POWER OF ATTORNEY GRANTED PURSUANT TO THIS SECTION 3 OF THIS ARTICLE ARE IRREVOCABLE AND COUPLED WITH AN INTEREST. Each Remaining Stockholder hereby revokes all other proxies and powers of attorney on the matters specified in Sections 1 and 2 hereof with respect to the shares of capital stock of the Corporation which such Remaining Stockholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by such Remaining Stockholder with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of each stockholder and any obligation of a stockholder under these Bylaws shall be binding upon the heirs, personal representatives, successors, transferees and successors of such stockholder.

ARTICLE XI

Alternative Dispute Resolutions Methods

1.   *Negotiation.* Subject to the discretion of the Board of Directors, in the event of any type of dispute, claim, counterclaim, ambiguity, interpretation, controversy, failure of expectation or failure of performance between the Corporation, the Board of Directors and any stockholder relating to or arising under these Bylaws or any other related corporate governance matter (a "*Disputed Matter*"), upon the written request of the Board of Directors or the other party(ies) to such Disputed Matter, such Disputed Matter shall be referred to representatives of the parties for a mutual decision, resolution, settlement or other action (the "*Representatives*"). The Representatives shall promptly meet in a good faith effort to resolve the Disputed Matter. If the Representatives do not agree upon a decision within forty-five (45) days after reference of the Disputed Matter to them, each of the parties shall be free to exercise the remedies available to it under the Sections below. Each Party may extend the period of time for negotiation among the Representatives for an additional period of fifteen (15) days on one (1) occasion per the Disputed Matter.

2.   *Non-Binding Mediation.* Subject to the discretion of the Board of Directors, if the Disputed Matter is not resolved within the time period set forth above (including any extension period above) after the Representatives first meet and confer, either Party may refer the matter under dispute to non-binding mediation at a neutral location in Boston, Massachusetts, pursuant to a mediator selected by the Board of Directors in good faith. The Board of Directors may select an independent mediator, or may pursue mediation through any other mediation service. Following the referral to a non-binding mediation service the parties shall request that the mediator render a decision, to the extent as promptly as possible and practicable, within forty-five (45) days of the last meeting. If the Representatives do not agree upon a resolution within thirty (30) days of the decision of the mediator, each of the parties shall be free to exercise the Arbitration remedies available to it below.

3. *Submission to Arbitration.* Subject to the discretion of the Board of Directors, if the parties are unable to resolve such Disputed Matter pursuant to the Sections above, the Disputed Matter shall be submitted to final and binding arbitration (without any recourse to the federal or state courts except to enforce any arbitration award) in accordance with the rules of JAMS/End Dispute ("*JAMS*") then in force (except as expressly modified below), or such other arbitration tribunal as shall be selected by the Board of Directors. The arbitration hearings and proceedings shall be held before a single arbitrator ("*Arbitrator*") in Boston, Massachusetts. The Parties agree to appoint an Arbitrator with business or legal experience who is knowledgeable in matters of corporate governance. If the Parties cannot agree upon an Arbitrator within ten (10) business days after a demand for arbitration has been filed with JAMS (or such other arbitration tribunal) by either of them, either or both parties may request the JAMS (or such other arbitration tribunal) to name a panel of five (5) candidates to serve as Arbitrator. The parties shall each, in successive rounds (with the party demanding the arbitration having the first chance to strike a name), strike one name off this list until only one name remains, and such last-named person shall be the Arbitrator.

4   *Conduct of Arbitration Proceedings*. The Arbitrator shall be required to (a) follow the substantive rules of the applicable DGCL and related case law interpreting the DGCL, (b) require all testimony to be transcribed, and (c) accompany the award with findings of fact and a statement of reasons for the decision. The Arbitrator shall have the authority to permit discovery for no more than ninety (90) days, to the extent deemed appropriate by the Arbitrator, upon the reasonable request of a party. The Arbitrator shall have no power or authority to (i) add to or detract from the express provisions of these Bylaws, (ii) modify or disregard any provision of these Bylaws, or (iii) address or resolve any issue not submitted by the parties as a Disputed Matter. The Arbitrator shall order only such pre-hearing exchanges of information as will facilitate a fair, speedy and cost-effective resolution and will honor the parties' decision to use arbitration as a less expensive and faster alternative to litigation. The Arbitrator shall hold proceedings during a period of not longer than forty-five (45) days promptly following conclusion of discovery, and the Arbitrator shall render a final decision within forty-five (45) days following conclusion of the hearings. The Arbitrator shall have the power to grant injunctive relief (without the necessity of a party posting a bond or other surety) or specific performance in the event a party has violated the provisions of these Bylaws, and may have power to award punitive and/or exemplary damages in the event of a material breach of these Bylaws or in the event of fraud or a reckless or willful disregard or violation of these Bylaws. In the event of any conflict between the arbitration rules then in effect and the provisions of these Bylaws, the provisions of these Bylaws shall prevail and be controlling. The Arbitrator shall have no power or authority to (i) add to or detract from of these Bylaws, (ii) disregard any provision of these Bylaws, or (iii) address or resolve any issue not submitted by the parties.

5. *Interim Relief.* Either Party may apply to the Arbitrator for interim injunctive relief until the arbitration award is rendered or the Disputed Matter is otherwise resolved. Either Party also may, without waiving any remedy under these Bylaws, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights of that party pending the arbitration award.

6. *Costs of Arbitration*. Each party shall share in the actual and direct costs of the engagement of the Arbitrator, but the primary prevailing party in the arbitration shall be reimbursed by the non-prevailing party for the prevailing party's fees and costs of arbitration

(*e.g*., the costs, fees and expenses of outside experts and counsel retained by the prevailing party). If one party is not deemed by the Arbitrator to be the primary prevailing party, then each party shall pay its own costs, fees and expenses (including outside experts and attorneys' fees) and an equal share of the Arbitrators' fees and any administrative fees of arbitration.

7. *Confidentiality*. Except to the extent necessary to confirm an award or as may be required by law, neither a party nor an Arbitrator may disclose the existence, content, or results of the arbitration without the prior written consent of both parties, except that the Corporation may disclose the award (under confidentiality obligations) to its directors, officers and investors if such disclosure is required by applicable securities laws and the failure of the Corporation to disclose could violate applicable securities laws . In no event shall arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable statute of limitations.

ARTICLE XII
Miscellaneous Provisions

4. Fiscal Year. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31st of each year.

5. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

6. Notices and Waivers. Whenever by the DGCL or under the provisions of the Certificate of Incorporation or these Bylaws notice is required to be given to any Director or stockholder, it will not be construed to require personal notice, but such notice may be given in writing, addressed to such Director or stockholder at the address of such Director or stockholder as it appears on the records of the Corporation. Notice to Directors for proposed meetings of the Board of Directors may be given by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, overnight courier, first class mail (postage prepaid), telegraph, or by electronic mail or other electronic means. Notice in writing to stockholders may be delivered by mail with postage thereon prepaid, facsimile, overnight courier, first class mail (postage prepaid), telegraph, electronic mail or other electronic means, or by courier service and such notice will be deemed to be given at the time when the same is deposited in the United States mail or upon delivery, if given by courier service, or receipt if given by electronic mail or other electronic means. Notice to stockholders or Directors (for any purpose other than a notice of a proposed meeting of the Board of Directors) may also be given by telephone, telegram, facsimile, electronic mail, electronic transmission or similar medium of communication or as otherwise may be permitted by these Bylaws or by the DGCL if any other form of notice is hereafter permitted. If such notice is delivered to a Director or stockholder by electronic mail, such notice shall be deemed given when directed to the electronic mail address provided by such Director or stockholder, and if such notice is delivered by any other electronic transmission, such notice shall be deemed given when directed to such Director or stockholder. Notice shall be given to each Director in person or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph, facsimile transmission or PDF, or by

electronic mail or other electronic means, at least two (2) business days in advance of the meeting.

Whenever any notice is required to be given by the DGCL or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof, in writing, signed by the person or persons entitled to such notice, or a waiver transmitted to the Corporation by the person entitled to such notice, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to such notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the sole and express purpose of objecting, at the time of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and such person expresses such objection at the commencement of the meeting.

7. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations authorized to be executed by an officer of the Corporation in its behalf shall be signed by the President or Treasurer, or by any other officer of the Corporation designated by the Board of Directors, except as the Board of Directors may generally or in particular cases otherwise determine.

8. Voting of Securities. Unless otherwise provided by the Board of Directors, the President or Treasurer may waive notice of and act on behalf of this Corporation, or appoint another person or persons to act as proxy or attorney in fact for this Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by this Corporation.

9. Resident Agent. The Board of Directors may appoint a resident agent in any jurisdiction upon whom legal process may be served in any action or proceeding against the Corporation.

10. Corporate Records. The original or attested copies of the Certificate of Incorporation, Bylaws and records of all meetings of the incorporator, stockholders and the Board of Directors and the stock and transfer records, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, shall be kept at the principal office of the Corporation, at the office of its counsel, or at an office of its transfer agent. Duplicate copies of such records may be kept by others enumerated above.

11. Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

12. Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to the applicable DGCL and the Certificate of Incorporation in effect from time to time. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

10. Amendments of Bylaws. These Bylaws may be amended or repealed or additional Bylaws adopted by the stockholders or by the Board of Directors; provided that (a) the Board of Directors may not amend or repeal any provision of these Bylaws which by the DGCL,

by the Certificate of Incorporation or by these Bylaws requires action by the stockholders, and (b) any amendment or repeal of these Bylaws by the Board of Directors and any Bylaw adopted by the Board of Directors may be amended or repealed by the stockholders.

Approved by the Sole Incorporator: May 31, 2019
Approved by the Sole Director: May 31, 2019